Exhibit 99.1

Ozon Announces Voluntary Delisting from Nasdaq and Intention to File Form 15F to Deregister with the U.S. Securities and Exchange Commission

October 20, 2023 – Ozon Holdings PLC (NASDAQ, MOEX, AIX: “OZON”, hereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), announces that it has notified The Nasdaq Stock Market LLC (“Nasdaq”) of its intention to voluntarily delist the Company’s American Depositary Shares (“ADSs”) from the Nasdaq Global Select Market and to deregister the ADSs under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”).

The Company currently anticipates that it will file with the Securities and Exchange Commission (the “SEC”) a Form 25 relating to the delisting on or about October 30, 2023, with the delisting of the ADSs taking effect no earlier than ten days thereafter.

After the delisting becomes effective, the Company intends to file a Form 15F with the SEC to terminate the registration of its ordinary shares and ADSs and its reporting obligations under Sections 13(a) and Section 15(d) of the Exchange Act. Thereafter, all the Company’s reporting obligations under the Exchange Act will be suspended. The deregistration and termination of its reporting obligations under the Exchange Act should become effective within ninety days after filing of the Form 15F or within a shorter period as the SEC may determine.

Trading in the Company’s ADSs on Nasdaq was halted on February 28, 2022 as a result of geopolitical circumstances. As previously announced, the Nasdaq Listing Qualification Staff notified the Company on March 15, 2023 of its intention to delist the ADSs based on its discretionary authority under Nasdaq Listing Rule 5101. The Company appealed the delisting determination twice in accordance with the Nasdaq Listing Rules before the Nasdaq Hearings Panel (the “Panel”) and the Nasdaq Listing and Hearing Review Council (the “Listing Council”). On June 6, 2023, the Company received a written decision of the Panel pursuant to which the Panel upheld the delisting determination and denied the Company’s requests to lift the trading halt and reinstate trading of the ADSs on Nasdaq. On August 18, 2023, the Company received the decision of the Listing Council affirming the decision of the Panel. The Company has no grounds to believe that the trading of the ADSs on Nasdaq will be reinstated in the foreseeable future. The Company has therefore decided not to pursue further its appeal and to proceed with voluntary delisting and to subsequently deregister its securities with the SEC and terminate its existing reporting obligations under the Exchange Act, in order to reduce the costs and complexity of its reporting.

The Company does not expect the delisting to have any immediate effect on the terms of the ADSs under its ADS program, which should continue to exist in their current form. The Company also does not expect that its ADSs will be quoted on the Pink Sheets or another platform operated by OTC Markets Group Inc. The ADSs will continue to be listed on the Moscow Exchange and the Astana International Exchange, and the Company intends to continue to publish on its website, in English, the information required by such exchanges in accordance with applicable requirements.

The delisting of the ADSs from Nasdaq does not impact the Company’s business operations.

About Ozon

Ozon is a multi-category e-commerce platform operating in Russia, Belarus, Kazakhstan, Kyrgyzstan, Armenia, China and Turkey. Its fulfillment infrastructure and delivery network enable Ozon to provide its customers with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow entrepreneurs to sell their products across 11 time zones and offer customers wide selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.